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October 20, 2021	Jacob C. Tiedt
Shareholder
+1 312 609 7697
jtiedt@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Valerie Lithotomos

Re:	Nuveen Preferred and Income 2022 Term Fund (the “Fund”) (File No. 811-23198)

To the Commission:

On behalf of Nuveen Preferred and Income 2022 Term Fund (the “Fund”), this letter is in response to the comments provided telephonically and electronically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on October 14, 2021 with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Fund on October 8, 2021 (the “Proxy Statement”). Any terms not defined herein have the same meanings as given to them in the Proxy Statement. Set forth below are the staff’s comments and the Fund’s responses. The Fund is filing a Definitive Proxy Statement on Schedule 14A on the date hereof to complete all missing information and to address the comments on the staff.

(1)

Comment: In the Q&A, the response to the question “How will the Restructuring impact fees and expenses?” notes a management fee waiver that would be put in place if the Restructuring takes effect. Please revise the disclosure to indicate whether any waived fees would be subject to recoupment.

Response: The Fund confirms fees waived are not subject to recoupment and has revised the disclosure in response to the staff’s comment.

(2)

Comment: In the Q&A, the second paragraph of the response to the question “How will the Restructuring impact fees and expenses?” states that total Fund operating expenses are “expected to” increase relative to current levels following the expiration of the fee waiver if there is a material decrease in the Fund’s assets as a result of the Tender Offer. Noting that the pro forma expense example on page 7 of the Proxy Statement indicates that the Fund’s expenses will rise from current levels after the expiration of the one-year fee waiver, please revise the Q&A to be more definitive about the expected increase in Fund expenses following the expiration of the waiver.

Response: The Fund has revised the disclosure in response to the staff’s comment.

(3)	Comment: The Fund invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

October 20, 2021

location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

In addition, please supplementally inform us whether the Fund intends to invest or currently invests in CoCos and the amount the Fund currently invests in CoCos.

Response: The Fund has revised the disclosure in response to the staff’s comment. In addition, the Fund supplementally confirms that it does not currently invest in CoCos but would intend to do so after the effectiveness of the Restructuring described in the Proxy Statement.

(4)

Comment: The discussion under the heading “Background Regarding the Restructuring” on pages 3–4 of the Proxy Statement identifies several proposals approved by the Board in connection with the Restructuring; however, shareholders are being asked to vote only on a proposal to amend the Fund’s Declaration of Trust to eliminate the Fund’s term structure. Please confirm supplementally that, under the Fund’s organizational documents and applicable law, none of the other aspects of the Restructuring require shareholder approval.

Response: The Fund supplementally confirms that under the Fund’s organizational documents and applicable law, only the amendment of the Fund’s Declaration of Trust to eliminate the Fund’s term structure requires shareholder approval and that all of the other aspects of the Restructuring can be implemented without shareholder approval.

(5)

Comment: The discussion under the heading “Risk Considerations” on page 5 of the Proxy Statement states that CoCos are often rated below investment grade and are subject to the risks of high yield securities. Please revise the disclosure to indicate that high yield securities are commonly referred to as “junk” bonds.

Response: The Fund has made the requested change.

(6)

Comment: Footnote 4 to the comparative fee table on page 7 of the Proxy Statement indicates that Nuveen Fund Advisors has agreed to a one-year fee waiver for the first year following the Restructuring. Please revise the disclosure to indicate what parties, if any, have authority to terminate the fee waiver.

Response: The Fund has made the requested change.

U.S. Securities and Exchange Commission

October 20, 2021

Please direct your questions regarding this letter to the undersigned at (312) 609-7697 or Deborah Bielicke Eades at (312) 609-7661.

Very truly yours,

/s/ Jacob C. Tiedt

Jacob C. Tiedt
Shareholder